Exhibit 99.1

Acergy S.A. Announces Second Quarter Results

London, England – July 14, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today results for the second quarter which ended on May 31, 2010. The Group’s accounts are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union and were approved by the Board on July 14, 2010.

Highlights

•	Revenue from continuing operations was $581 million (Q2 2009: $526 million)

•	Adjusted EBITDA( a) from continuing operations was $121 million (Q2 2009: $113 million) corresponding to an Adjusted EBITDA margin of 20.9% (Q2 2009: 21.5%)

•	Income from continuing operations was $63 million (Q2 2009: $76 million)

•	Strong cash and cash equivalents position of $631 million (February 28, 2010: $667 million)

•	Awarded $120 million Conventional contract, offshore Nigeria

•	As part of our ongoing fleet development programme, Acergy acquired two vessels post quarter end; the Polar Queen and the Antares, a shallow water barge for the West African Conventional market

•	Post quarter end, on June 21, 2010 the Boards of Directors of Acergy S.A. and Subsea 7 Inc. announced that they had agreed to combine the two companies

Jean Cahuzac, Chief Executive Officer, said:

“We have delivered a solid quarterly performance driven by excellent project execution, additional variation orders on ongoing projects and strong Conventional activity. We remain on track to deliver our 2010 expectations.

In line with our strategy to develop the fleet, we acquired the Antares and Polar Queen, reinforcing our commitment to capture opportunities and invest in the business.

Our announcement to combine with Subsea 7 has been well received by clients, shareholders and our people. The combination will create a global leader in seabed-to-surface engineering and construction.”

Financial Summary

	Three Months Ended		Six Months Ended
In $ millions, except share and per share data	May.31.10 Unaudited	May.31.09 Unaudited	May.31.10 Unaudited	May.31.09 Unaudited
Revenue from continuing operations	580.9	525.5	1,156.7	1,028.6
Gross profit	162.9	127.6	309.9	242.4
Net operating income from continuing operations	93.7	81.0	194.5	152.3
Income before taxes from continuing operations	94.8	85.2	170.8	146.7
Taxation	(32.0)	(9.2)	(55.4)	(31.6)
Income from continuing operations	62.8	76.0	115.4	115.1
Net income from discontinued operations	4.5	0.9	9.5	2.8
Net income - total operations	67.3	76.9	124.9	117.9

Per share data (diluted)
Earnings per share - continuing operations	0.25	0.40	0.50	0.60
Earnings per share - discontinued operations	0.02	0.01	0.05	0.01
Earnings per share - total operations	0.28	0.41	0.54	0.61
Weighted average number of common shares and common share equivalents outstanding (m)	206.6	205.6	206.5	183.5

Operating Review

Second Quarter

Territory 1:

Acergy Northern Europe and Canada – Revenue from continuing operations for the second quarter was $121.1 million (Q2 2009: $130.6 million) reflecting the ongoing challenging market environment and fewer projects in installation phase, partly offset by good operational progress on a number of projects including the DSVi frame agreement, DONG Trym, BP Skarv and Deep Panuke. Net operating loss from continuing operations for the quarter was $5.0 million (Q2 2009: net operating loss of $4.5 million) reflecting lower activity levels due to prevailing market conditions, lower vessel utilisation and the rescheduling of certain vessels for upcoming offshore operations. These factors were partially offset by the recognition of variation orders. Commercial negotiations on the Marathon Volund Project continue.

Acergy Asia and Middle East – Revenue from continuing operations for the second quarter was $81.3 million (Q2 2009: $53.7 million) reflecting good progress on the Pluto Project. Net operating income from continuing operations for the quarter was $41.3 million (Q2 2009: $14.9 million) reflecting the successful completion of offshore operations on the Pluto and Pyrenees Projects, partially offset by foreign exchange fluctuations.

Territory 2:

Acergy Africa and Mediterranean – Revenue from continuing operations for the second quarter was $316.1 million (Q2 2009: $207.9 million) reflecting continued good operational progress on a number of major projects: Angola LNG, EPC4A, Block 15 and PazFlor, and a good contribution from Sonamet, which remained fully consolidated during the quarter although is classified as an asset held for sale. Net operating income from continuing operations for the quarter was $83.1 million (Q2 2009: $41.1 million) due to good operational performance across the project portfolio, including Block 15, EPC4A, Angola LNG, PazFlor and Sonamet.

Acergy North America and Mexico – Revenue from continuing operations for the second quarter was $0.4 million (Q2 2009: $29.2 million). Net operating loss from continuing operations for the quarter was $5.2 million (Q2 2009: net operating income of $8.1 million) as a result of the segment’s operating cost base which was not covered by project activity.

Acergy South America – Revenue from continuing operations for the second quarter was $60.3 million (Q2 2009: $100.7 million) reflecting lower activity levels due to the completion of the Frade SURF Project. This was partly offset by the four ships on long-term service agreements to Petrobras, which achieved full utilisation during the quarter outside of planned dry-dock and the contribution from the Roncador Manifold Project. Net operating income from continuing operations for the quarter was $3.5 million (Q2 2009: $10.3 million) reflecting lower activity levels partly offset by strong performance from Acergy Condor, Pertinacia and Polar Queen.

Acergy Corporate:

Revenue from continuing operations for the second quarter was $1.7 million (Q2 2009: $3.4 million). Net operating loss from continuing operations for the quarter was $24.0 million (Q2 2009: net operating income of $11.1 million) primarily due to the lower utilisation of corporate vessels, including Acergy Eagle and Acergy Falcon and reflects the transfer of the Polar Queen from the Acergy Corporate segment to Acergy South America. Professional fees arising from the proposed combination, foreign exchange losses and ongoing legal restructuring and organisational optimisation were partially offset by positive contributions from the SHL and NKT Flexibles joint ventures.

Discontinued operations

Net income from discontinued operations for the second quarter was $4.5 million (Q2 2009: $0.9 million) due to the positive contribution from the Mexilhao Trunkline Project.

Asset Development

The Sonamet joint venture remained fully consolidated as at May 31, 2010 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from Acergy’s financials and its future results will be reported as share of results of associates and joint ventures.

As part of the ongoing fleet development programme, Acergy has acquired two vessels, post quarter end. Firstly, the acquisition of Antares, a new shallow water barge for the Conventional market for pipelay and hook-up projects in West Africa. Secondly, the acquisition of Polar Queen, a flexible pipelay and subsea construction ship which joined the fleet in 2006 on long-term charter, and which is currently on a long-term service agreement with Petrobras in Brazil.

Toisa Proteus was returned to her owner following the successful completion of offshore operations on the Pluto Project.

Financial Review

Second Quarter

Revenue from continuing operations for the second quarter was $581 million (Q2 2009: $526 million) primarily reflecting good activity levels in West Africa and Asia Pacific, which were partially offset by lower activity levels in the North Sea, Brazil and Gulf of Mexico.

Gross profit was $163 million (Q2 2009: $128 million) due to higher activity levels and a strong operating performance driven by good project execution, particularly in West Africa and Asia Pacific.

Administrative expenses were $74 million (Q2 2009: $55 million) due to the effect of foreign currency translation, higher professional fees arising from the proposed combination with Subsea 7 Inc., ongoing legal restructuring and organisational optimisation and higher tendering costs.

Acergy’s share of results of associates and joint ventures was $4 million (Q2 2009: $9 million) reflecting a positive consolidated contribution from NKT Flexibles, Seaway Heavy Lifting and SapuraAcergy.

The Adjusted EBITDA margin from continuing operations for the three months was 20.9% (Q2 2009: 21.5%). The Adjusted EBITDA margin from total operations for the three months was 21.9% (Q2 2009: 21.1%).

Other gains and losses was a gain of $5 million (Q2 2009: $8 million) primarily reflecting the effect of foreign exchange translation on short-term Euro inter-company and cash balances and realised hedging losses arising from the weakened Euro in the quarter.

Income before taxes from continuing operations for the second quarter was $95 million (Q2 2009: $85 million) primarily reflecting a strong operational performance across the project portfolio. This was partly offset by lower activity levels in the North Sea, Brazil and Gulf of Mexico, lower vessel utilisation, and higher administrative expenses.

Taxation for the quarter was $32 million (Q2 2009: $9 million) resulting in an effective tax rate for the quarter of 34% (Q2 2009: 11%) reflecting the current geographical portfolio mix of our business. The effective tax rate for Q2 2009 reflects the release of certain provisions following the resolution of a number of audits during that quarter.

Income from continuing operations for the second quarter was $63 million (Q2 2009: $76 million). Net income from total operations for the second quarter was $67 million (Q2 2009: $77 million).

The cash and cash equivalents position at the quarter end was $631 million (February 28 2010: $667 million) reflecting working capital outflows and the capital expenditure on Acergy Borealis, which will be funded entirely from the Company’s existing cash resources. Deferred revenue at the quarter end stood at $227 million (February 28, 2010: $232 million).

At May 31, 2010, Acergy S.A. held directly 10,537,524 treasury shares representing 5.41% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares, of which 573,000 are held in an employee benefit trust to support the 2009 Long-Term Incentive Plan. Total shares in issue were 194,953,972, including treasury shares.

Backlog

Backlog for continuing operations as at May 31, 2010 was approximately $2.3 billion, of which approximately $0.9 billion is expected to be executed in the fiscal year 2010. This figure does not include backlog related to associates and joint ventures.

In $ millions as at:	May.31.10	Feb.28.10	May.31.09
Backlog (1)	2,251	2,469	2,415
Pre-Backlog (2)	205	309	99

(1)	Backlog excludes amounts related to discontinued operations as of May.31.10: $15 million, Feb.28.09: $25 million, May.31.09: $77 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

The more stable oil price and strong tendering continues to underpin confidence in our business. However, for shorter-term work, particularly in the North Sea, the pricing environment remains competitive, and is likely to continue to impact margins in 2011.

Activity in the Conventional market in West Africa is expected to remain strong in the short and medium-term. A number of the major SURF contracts, delayed during 2009, are still expected to come to market award in the second half of 2010. The offshore installation phase of these new SURF projects will commence beyond 2011.

We believe the trend will be for SURF projects to continue to increase in size and complexity which will contribute to substantial industry growth in the medium-term. We are well placed to combine our competitive strengths of high calibre engineering and project management skills with our high quality assets to capture these growth opportunities.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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(a)

Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity. The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment and intangibles. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract award, expectations as to the Group’s performance in 2010, the continued commercial negotiations relating to the Marathon Volund Project, the impact of the sale and deconsolidation of the Sonamet joint venture, the funding of Acergy Borealis, expectations regarding our backlog and pre-backlog, statements contained in the “Trading Outlook” section, including our visibility for 2010 and 2011, the expected impact of a continued competitive pricing environment, the anticipated activity levels in the Conventional market in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the expectation for SURF contracts to increase in size and complexity in the medium-term and our ability to capture growth opportunities. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

Conference Call Information			Replay Facility Details
Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date:	Wednesday July 14, 2010		Date:	Wednesday July 14, 2010
Time:	3.00pm UK Time		Time:	4.30pm UK Time

Conference Dial In Numbers:			Date:	Tuesday July 20, 2010
UK	:	0800 694 0257	Time:	4.30pm UK Time
USA	:	1 866 966 9439
France	:	0805 632 056	Conference Replay Dial In Number:
Norway	:	8001 9414
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International Dial In: +44(0) 1452 555 566			Passcode : 85347130#

Passcode : 85347130

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

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- Tables Follow -

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Six Months Ended
	May.31.10 Unaudited	May.31.09 Unaudited	May.31.10 Unaudited	May.31.09 Unaudited
Revenue from continuing operations	580.9	525.5	1,156.7	1,028.6
Operating expenses	(418.0)	(397.9)	(846.8)	(786.2)

Gross profit	162.9	127.6	309.9	242.4

Administrative expenses	(73.8)	(55.2)	(137.6)	(108.5)
Net other operating income	0.3	—	0.2	0.1
Share of results of associates and joint ventures	4.3	8.6	22.0	18.3

Net operating income from continuing operations	93.7	81.0	194.5	152.3

Investment income	1.7	1.6	4.1	3.4
Other gains and losses	4.7	7.9	(14.9)	6.0
Finance costs	(5.3)	(5.3)	(12.9)	(15.0)

Income before taxes from continuing operations	94.8	85.2	170.8	146.7

Taxation	(32.0)	(9.2)	(55.4)	(31.6)

Income from continuing operations	62.8	76.0	115.4	115.1
Net income from discontinued operations	4.5	0.9	9.5	2.8

Net income	67.3	76.9	124.9	117.9

Net income attributable to:
Equity holders of parent	54.0	75.4	101.5	112.7
Non controlling interest	13.3	1.5	23.4	5.2

Net income	67.3	76.9	124.9	117.9

PER SHARE DATA
Earnings per share
Basic
Continuing operations	0.27	0.40	0.50	0.60
Discontinued operations	0.02	0.01	0.05	0.02

Net earnings	0.29	0.41	0.55	0.62

Diluted
Continuing operations	0.25	0.40	0.50	0.60
Discontinued operations	0.02	0.01	0.05	0.01

Net earnings	0.28	0.41	0.54	0.61

Weighted average number of common shares and common share equivalents outstanding (m)
Basic	183.5	182.9	183.4	182.9
Diluted	206.6	205.6	206.5	183.5

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	34.2	46.3	186.0	102.8
Depreciation and amortisation	27.7	32.2	58.3	62.7
Impairment	—	—	3.8	—

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at May.31.10	As at Nov.30.09	As at May.31.09
	Unaudited	Audited(1)	Unaudited
ASSETS
Non-current assets
Intangible assets	11.8	9.4	0.6
Property, plant and equipment	1,017.5	821.8	850.2
Interest in associates and joint ventures	181.8	190.3	164.1
Advances and receivables and other non-current assets	55.8	49.3	38.1
Deferred tax assets	16.9	19.3	39.8

Total non-current assets	1,283.8	1,090.1	1,092.8

Current assets
Inventories	21.9	22.4	22.3
Trade and other receivables	294.0	297.9	319.9
Other current assets	54.9	38.7	31.5
Assets held for sale	242.2	263.6	240.3
Other accrued income and prepaid expenses	226.8	212.8	197.6
Cash and cash equivalents(2)	631.2	907.6	695.8

Total current assets	1,471.0	1,743.0	1,507.4

Total assets	2,754.8	2,833.1	2,600.2

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(216.8)	(222.6)	(228.0)
Paid in surplus	504.8	503.9	502.5
Equity reserve	110.7	110.7	110.7
Translation reserve	(115.8)	(12.0)	(46.1)
Other reserves	(101.7)	(60.1)	(50.9)
Retained earnings	413.9	358.2	229.9

Equity attributable to equity holders of the parent	985.0	1,068.0	908.0
Non controlling interest	30.7	31.2	14.8

Total equity	1,015.7	1,099.2	922.8

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	425.2	415.8	406.5
Retirement benefit obligation	22.2	27.2	23.3
Deferred tax liabilities	49.9	49.9	56.1
Other non-current liabilities	38.7	19.8	31.0

Total non-current liabilities	536.0	512.7	516.9

Current liabilities
Trade and other payables	581.3	624.1	550.3
Current tax liabilities	108.3	97.9	96.6
Current portion of borrowings	—	—	4.0
Liabilities directly associated with assets held for sale	159.7	174.9	189.9
Other current liabilities	126.5	44.5	56.0
Deferred revenue	227.3	279.8	263.7

Total current liabilities	1,203.1	1,221.2	1,160.5

Total liabilities	1,739.1	1,733.9	1,677.4

Total equity and liabilities	2,754.8	2,833.1	2,600.2

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2009.
(2)	As at May 31, 2010 cash balances of $631.2 million exclude $86.8 million relating to Sonamet which as at this date is classified as an asset held for sale.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR SIX MONTHS ENDED MAY 31, 2010

(In $ millions)

Balance, November 30, 2009	358.2
Net income attributable to equity holders of parent for six months ended May 31, 2010	101.5
Dividend declared	(42.2)
Loss on sale of own shares	(3.6)

Balance, May 31, 2010	413.9

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Six Months Ended
	May.31.10	May.31.09	May.31.10	May.31.09
Net income attributable to equity holders	54.0	75.4	101.5	112.7
Income from discontinued operations	(4.5)	(0.9)	(9.5)	(2.8)

Net income from continuing operations	49.5	74.5	92.0	109.9
Interest expense on convertible note	3.0	7.3	10.6	14.6

Adjusted net income from continuing operations including convertible note	52.5	81.8	102.6	124.5

Weighted-average number of common shares:
Basic number of shares	183,463,773	182,868,471	183,369,857	182,854,522

Diluted number of shares	184,572,388	183,604,380	184,501,244	183,516,794
Convertible note dilutive effect	22,016,733	22,016,733	22,016,733	22,016,733

Total diluted number of shares	206,589,121	205,621,113	206,517,977	205,533,527

BASIC
Continuing operations	$0.27	$0.40	$0.50	$0.60
Discontinued operations	$0.02	$0.01	$0.05	$0.02

Net Earnings	$0.29	$0.41	$0.55	$0.62

DILUTED excluding convertible note
Continuing operations	$0.27	$0.40	$0.50	$0.60
Discontinued operations	$0.02	$0.01	$0.05	$0.01

Net Earnings	$0.29	$0.41	$0.55	$0.61

DILUTED including convertible note
Continuing operations	$0.25	$0.40	$0.50	$0.61
Discontinued operations	$0.02	$0.01	$0.05	$0.01

Net Earnings	$0.28	$0.41	$0.54	$0.62

•

For the three months ended May 31, 2010 the effect of inclusion of the convertible loan note is to decrease the diluted EPS from $0.29 to $0.28. This is said to be dilutive and is therefore included in the calculation.

•

For the six months ended May 31, 2010 the effect of inclusion of the convertible loan note is to decrease the diluted EPS from $0.55 to $0.54. This is said to be dilutive and is therefore included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Northern Europe and Canada (NEC) includes all activities in Northern Europe and Eastern Canada; Acergy Asia and Middle East (AME) includes all activities in Asia Pacific, India and the Middle East and including the SapuraAcergy joint venture, Acergy Africa and Mediterranean (AFMED) covers activities in Africa and the Mediterranean; Acergy North America and Mexico (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean, Acergy Corporate (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; Management and corporate services provided for the benefit of all of the Group’s businesses.

Three months ended May 31, 2010 (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue(1)	121.1	81.3	316.1	0.4	60.3	1.7	580.9
Net operating (loss) / income	(5.0)	41.3	83.1	(5.2)	3.5	(24.0)	93.7
Investment income							1.7
Other gains and losses							4.7
Finance costs							(5.3)

Net income before taxation from continuing operations							94.8

Three months ended May 31, 2009 (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue(1)	130.6	53.7	207.9	29.2	100.7	3.4	525.5
Net operating (loss) / income	(4.5)	14.9	41.1	8.1	10.3	11.1	81.0
Investment income							1.6
Other gains and losses							7.9
Finance costs							(5.3)

Net income before taxation from continuing operations							85.2

Six months ended May 31, 2010 (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue	211.7	168.7	657.8	0.9	115.2	2.4	1,156.7
Net operating (loss) / income	(6.4)	62.0	174.1	(8.9)	8.6	(34.9)	194.5
Investment income							4.1
Other gains and losses							(14.9)
Finance costs							(12.9)

Net income before taxation from continuing operations							170.8

Six months ended May 31, 2009 (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue	268.7	100.8	435.9	33.5	186.0	3.7	1,028.6
Net operating (loss) / income	(3.0)	27.5	78.1	12.7	17.8	19.2	152.3
Investment income							3.4
Other gains and losses							6.0
Finance costs							(15.0)

Net income before taxation from continuing operations							146.7

(1)

Four clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the three months ended May 31, 2010. The revenue from these clients was $318 million and was attributable to Acergy AFMED, Acergy AME and Acergy NAMEX. Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the six months ended May 31, 2010. The revenue from these clients was $657 million and was attributable to Acergy AFMED, Acergy AME and Acergy NAMEX.

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET OPERATING INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	May.31.10	May.31.10	May.31.10	May.31.09	May.31.09	May.31.09
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net operating income	93.7	6.5	100.2	81.0	1.0	82.0
Depreciation and amortisation	27.7	—	27.7	32.2	—	32.2
Impairments	—	—	—	—	—	—

Adjusted EBITDA	121.4	6.5	127.9	113.2	1.0	114.2

Revenue	580.9	2.0	582.9	525.5	16.7	542.2

Adjusted EBITDA %	20.9%	325.0%	21.9%	21.5%	6.0%	21.1%

	Six Months Ended			Six Months Ended
	May.31.10	May.31.10	May.31.10	May.31.09	May.31.09	May.31.09
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net operating income	194.5	13.2	207.7	152.3	6.4	158.7
Depreciation and amortisation	58.3	—	58.3	62.7	—	62.7
Impairments	3.8	—	3.8	—	—	—

Adjusted EBITDA	256.6	13.2	269.8	215.0	6.4	221.4

Revenue	1,156.7	37.3	1,194.0	1,028.6	49.0	1,077.6

Adjusted EBITDA %	22.2%	35.4%	22.6%	20.9%	13.1%	20.5%

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	May.31.10	May.31.10	May.31.10	May.31.09	May.31.09	May.31.09
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net income	62.8	4.5	67.3	76.0	0.9	76.9

Depreciation and amortisation	27.7	—	27.7	32.2	—	32.2
Impairments	—	—	—	—	—	—
Investment income	(1.7)	—	(1.7)	(1.6)	—	(1.6)
Other gains and losses	(4.7)	0.1	(4.6)	(7.9)	(0.1)	(8.0)
Finance costs	5.3	—	5.3	5.3	—	5.3
Taxation	32.0	1.9	33.9	9.2	0.2	9.4

Adjusted EBITDA	121.4	6.5	127.9	113.2	1.0	114.2

Revenue	580.9	2.0	582.9	525.5	16.7	542.2

Adjusted EBITDA %	20.9%	325.0%	21.9%	21.5%	6.0%	21.1%

	Six Months Ended			Six Months Ended
	May.31.10	May.31.10	May.31.10	May.31.09	May.31.09	May.31.09
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net income	115.4	9.5	124.9	115.1	2.8	117.9

Depreciation and amortisation	58.3	—	58.3	62.7	—	62.7
Impairments	3.8	—	3.8	—	—	—
Investment income	(4.1)	—	(4.1)	(3.4)	—	(3.4)
Other gains and losses	14.9	0.1	15.0	(6.0)	2.4	(3.6)
Finance costs	12.9	—	12.9	15.0	—	15.0
Taxation	55.4	3.6	59.0	31.6	1.2	32.8

Adjusted EBITDA	256.6	13.2	269.8	215.0	6.4	221.4

Revenue	1,156.7	37.3	1,194.0	1,028.6	49.0	1,077.6

Adjusted EBITDA %	22.2%	35.4%	22.6%	20.9%	13.1%	20.5%

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